UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 2, 2021

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Termination of Joint Tax Audit

On June 2, 2021, Forward Pharma A/S (the “Company”) received a notification from the Danish tax authorities that the joint tax audit being conducted by the Danish and German tax authorities was formally terminated without the two tax authorities reaching an agreement.

For more information regarding the tax audits in Denmark and Germany, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and the consolidated financial statements included therein and the Company’s Report on Form 6-K filed on May 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: June 8, 2021	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer